Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

(UNAUDITED)

	Three Months Ended March 31, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$86	(760)	$(1,706)	$(1,832)	$(20,115)	$(7,362)
Add: estimated fixed charges	333	1,648	1,678	1,936	1,998	1,856
Add: estimated amortization of capitalized interest	3	14	13	14	15	15
Less: interest capitalized	(3)	(13)	(12)	(19)	(41)	(187)

Total earnings available for fixed charges	419	889	(27)	99	(18,143)	(5,678)
Estimate of interest factor on rentals	34	152	135	160	168	232
Interest expense, including amortization of premiums, discounts and debt issuance costs	296	1,483	1,531	1,757	1,789	1,437
Interest capitalized	3	13	12	19	41	187

Total fixed charges	$333	$1,648	$1,678	$1,936	$1,998	$1,856

Ratio of earnings to fixed charges	1.3	nm	nm	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	—	$759	$1,705	$1,837	$20,141	$7,534

nm—percentages greater than 200% and comparisons from positive to negative values or to zero values are considered not meaningful.